Exhibit 99.13

PRESS RELEASE

Germany: TotalEnergies and VNG join Forces on Green
Hydrogen to Decarbonize the Leuna Refinery

Paris, June 21st, 2023– TotalEnergies and VNG, a German natural gas distribution company, have signed an agreement to initiate the future supply of green hydrogen to the Leuna refinery operated by TotalEnergies. Under the agreement, green hydrogen will be produced from renewable electricity with a 30 MW electrolyzer in Bad Lauchstädt, built and operated by VNG with its partner Uniper.

This agreement contributes to the decarbonization of the Leuna refinery and will reduce the site's annual CO2 emissions by up to 80,000 tons by 2030.

Furthermore, the pipeline connection to the Bad Lauchstädt Energy Park1 will give the Leuna refinery access to the future European hydrogen infrastructure and the international markets for green hydrogen.

"This project is fully in line with TotalEnergies' ambition to decarbonize all hydrogen used in its European refineries by 2030. Our ambition is to replace the gray hydrogen with low carbon hydrogen, representing a reduction of 3 million tons of CO2 per year by 2030,"said Jean-Marc Durand, Senior Vice President, TotalEnergies Refining Base Chemicals Europe.

About TotalEnergies and the decarbonization of its European refineries

TotalEnergies focuses on decarbonizing the hydrogen used in its European refineries, a move that should reduce CO2 emissions by 3 Mt per year by 2030. In addition to our partnership, launched in 2021 at the Normandy refinery, TotalEnergies and Air Liquide signed a partnership agreement in November 2022 to build an innovative, circular system at the Grandpuits biorefinery to produce and harness renewable hydrogen. At La Mède, the Masshylia project to produce hydrogen in partnership with Engie is moving forward.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

1 Energiepark Bad Lauchstädt (EBL) is a consortium to develop a green Hydrogen Hub composed of different subprojects such as renewable power generation (wind 50MWpower), H2 production, transportation H2 and storage H2.

About VNG

VNG is a group of over 20 companies active in the European energy industry, employing more than 1,500 people. As the third largest gas importer and gas storage operator in Germany and operating, through subsidiary ONTRAS Gastransport GmbH, a pipeline network covering 7,700 km, the group, which is headquartered in Leipzig, is central to the secure supply of gas in Germany. VNG supplies gas to around 400 municipal utilities and industrial customers, meeting around 20 per cent of Germany’s demand for gas. In addition, with the ‘VNG 2030+’ strategy, VNG is pursuing an ambitious path for its commitment in the field of renewable and decarbonised gases. VNG is already one of the leading producers of biogas in Germany and is actively involved in many projects to establish a CO2-free hydrogen economy. Building on its core expertise in gas and critical infrastructure, VNG is working along the entire gas value chain to ensure a sustainable, climate-neutral and secure energy supply for the future.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).